Exhibit IX

NIB NORDIC INVESTMENT BANK

FINANCING THE FUTURE

# Interim Management Statement
# January–August 2018
# (Unaudited)

Interim Management Statement January–August 2018 (Unaudited)

Nordic Investment Bank	Interim Management Statement January–August 2018

Table of Contents

Highlights	3

Key figures and ratios	3

President and CEO’s comments	4

Operating and financial review
Comprehensive income	5
Financial position	6

Financial statements

Statement of comprehensive income	10
Statement of financial position	11
Statement of changes in equity	12
Cash flow statement	13
Notes to the interim management statement	14
Note 1 - Net interest income	14
Note 2 - Net profit on financial operations	14
Note 3 - Adoption of IFRS 9—expected credit loss	14
Note 4 - Basis of preparation	16

Ratio definitions	16

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Nordic Investment Bank	Interim Management Statement January–August 2018

Highlights

The flow of deals in the Bank’s lending continued to be at a high level during the eight-month period ending 31 August 2018, with a total of EUR 2,286 million in new loans agreed and EUR 2,367 million in loans disbursed. Demand for long-term financing from member country corporate borrowers has been the main driver of disbursements. The Bank also had continued demand for long-term financing from the municipal sector and from financial intermediaries to support SMEs. The net profit for the period amounted to EUR 129 million.

Key figures and ratios

(in EUR million unless otherwise specified)	Aug 2018*	Aug 2017*	Dec 2017
Net interest income	149	161	238
Profit before net loan losses	124	149	216
Net profit	129	160	211
Loans disbursed	2,367	1,813	3,147
Loans agreed	2,286	1,996	3,812
Mandate fulfilment **	88%	96%	97%
Loans outstanding	18,263	17,127	17,232
Total assets	32,100	28,338	29,953
New debt issues	6,162	4,027	5,943
Debts evidenced by certificates	25,678	22,718	24,000
Total equity	3,523	3,394	3,456
Equity/total assets ***	11.0%	12.0%	11.5%
Profit/average equity ***	5.5%	7.1%	6.2%
Cost/income ***	18.4%	16.2%	17.2%
Number of employees (average during the year)	197	193	193

*	Unaudited figures, to be read in conjunction with NIB’s 2017 audited financial statements.
**	See page 7 for mandate fulfilment explanation
***	See page 16 for ratio definitions

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Nordic Investment Bank	Interim Management Statement January–August 2018

Comments on NIB’s financial figures for January–August 2018

By providing long-term loans to its customers, NIB has a lasting impact on the productivity and environment of the Nordic and Baltic countries and helps ensure sustainable growth in the region. Demand for long-term financing from NIB is still high, loans disbursed have increased and totalled EUR 2,367 million during the first eight month of the year (January–August 2017: EUR 1,813 million).

One main driver for the increase has been larger investment needs in the private sector. After a few years of subdued investments, demand started to pick up last year, and that trend has continued into 2018. In the private sector, NIB has disbursed loans to large corporates in member countries to finance their investments in new production capacity and R&D. NIB has also disbursed loans to financial intermediates for on-lending to SMEs. The other main driver of increased demand is the need to update public infrastructure. Proceeds have been used to upgrade and replace public transportation and road infrastructure, water supply and wastewater treatment, and energy generation and distribution, as well as to renovate and construct public buildings, such as schools and hospitals.

NIB reviews all projects it finances and scores them for productivity gains and environmental benefits in the Nordic–Baltic countries. Only projects that contribute sufficiently to sustainable development qualify for financing by NIB. About 90% of all projects financed this year have been assessed as having a significant positive impact on the productivity and/or environment of the region.

As expected, the profit for the period of EUR 129 million was lower than for the corresponding period in 2017. The main reason for the decrease was a lower unrealised result on financial operations and lower net interest income. Unrealised losses on financial operations amounted to EUR 6 million in the first eight months of this year compared to a gain of EUR 9 million in the corresponding period last year. Net interest income decreased by 11 million compared to last year mainly due to the low interest rate levels.

During the first eight months of 2018, the Bank carried out 54 new funding transactions and raised EUR 6.2 billion (January–August 2017: EUR 4.0 billion). The Bank expects to fund between EUR 6.5 billion and EUR 7.5 billion during the year.

Given the good flows of new deals in preparation, disbursements are expected to continue at the same pace for the rest of 2018.

Henrik Normann

President & CEO

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Nordic Investment Bank	Interim Management Statement January–August 2018

Operating and financial review

January–August 2018 compared to January–August 2017

Comprehensive Income

Net Profit

The net profit for the period January–August 2018 totalled EUR 129.0 million, down from EUR 159.9 million in the same period last year. Total operating income decreased from EUR 178.0 million in 2017 to EUR 152.3 million. Total operating expenses decreased by EUR 0.9 million to EUR 28.0 million, resulting in profit before net loan losses decreasing to EUR 124.3 million (January–August 2017: EUR 149.2 million).

Net profit decreased by EUR 30.9 million compared to the same period in 2017, mainly due to a decrease in net interest income of EUR 11.5 million, a decrease in unrealised gains from financial operations of EUR 15.0 million, and lower reversals of loan loss provisions of EUR 6.1 million.

Net interest income

Net interest income for the period amounted to EUR 149.1 million (January–August 2017: EUR 160.5 million). Despite the increased volume of loans outstanding compared to 2017, net interest income on lending activities of EUR 101.7 million was similar to the previous year. Interest income on treasury activities decreased, from EUR 58.2 million to EUR 47.4 million due to the low yield environment.

Net commission income and fees

Net fee and commission income for the period January–August 2018 was EUR 6.4 million, compared to EUR 3.0 million in 2017, mainly because of the increased number of loans agreed and disbursed.

Net profit on financial operations

The net loss on financial operations for the period January–August 2018 totalled EUR -3.2 million, which was EUR 18.2 million lower than the same period in 2017. The result comprises realised profit of EUR 2.4 million and unrealised losses of EUR -5.6 million. The unrealised profit in 2017 was driven by positive valuation effects from spread tightening as well as hedge accounting valuations; however, as expected, these unrealised gains reversed due to market conditions and when the underlying transactions reached maturity.

Total operating expenses

Total operating expenses were EUR 0.9 million lower than in 2017. The Bank continues to focus on costs to ensure an efficient ratio of operating cost to income.

Net loan losses

The total provision for loan losses at period end amounted to EUR 138.6 million, which is similar to the position at 31 December 2017. The adoption of IFRS 9, discussed later in this report, increased the provision by EUR 2.9 million. This provision also covers treasury assets held at amortised cost, the movement of which had an insignificant effect on net profit. There were no new individual assessed impairments during the period.

Tertial net profit EUR m	Tertial net Interest Income EUR m	Tertial net commission Income and fees EUR m

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Nordic Investment Bank	Interim Management Statement January–August 2018

Other comprehensive income

The Bank separates the foreign currency basis spread from financial instruments used in fair value hedging, and this separated amount is recorded in “Other comprehensive income” (OCI). The valuation of foreign currency basis spread will be zero upon maturity, and therefore, the amount recorded in OCI will not be reclassified in the income statement.

OCI related to cross currency basis spread amounted to EUR -4.5 million for the period (January–August 2017: EUR 14.4 million). The resulting total comprehensive income for the period amounted to EUR 124.5 million, compared to EUR 174.3 million in 2017.

Tertial net profit on financial operations EUR m	Tertial total operating expenses EUR m	Tertial net loan losses EUR m

Financial position

(in EUR million)	Aug 2018*	Aug 2017*	Dec 2017
Cash and cash equivalents	6,004	3,341	4,736
Financial placements	6,467	6,446	6,620
Loans outstanding	18,263	17,127	17,232
Derivatives	1,046	1,116	1,028
Other assets	320	308	337

Total assets	32,100	28,338	29,953

Equity	3,523	3,394	3,456
Owed to credit institutions	555	534	580
Repurchase agreements	—	—	99
Debts evidenced by certificates	25,678	22,718	24,000
Derivatives	1,920	1,506	1,597
Other liabilities	424	186	221

Total liabilities and equity	32,100	28,338	29,953

*	Unaudited figures, to be read in conjunction with NIB’s 2017 audited financial statements.

Loans outstanding

Total loans outstanding amounted to EUR 18,263 million, which is EUR 1,136 million higher than on 31 August 2017. Demand for NIB’s long-term financing remains strong, and total loans disbursed in the period amounted to EUR 2,367 million, which is EUR 554 million more than for the same period in 2017.

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Nordic Investment Bank	Interim Management Statement January–August 2018

Development of loans outstanding during 2018

(in EUR million)

*	Fair valuations and hedge accounting.

Total loans outstanding, excluding exchange rate and valuation effects, increased from EUR 17,232 million at 31 December 2017 to EUR 18,437 million. The book value amounted to EUR 18,263 million due to foreign exchange, fair valuations and hedge accounting effects of EUR 186 million and EUR 12 million, respectively.

Lending highlights

(in EUR million, unless otherwise specified)	Aug 2018*	2017	2016	2015
Loans agreed according to business area:	2,286	3,812	4,363	2,830
Energy and environment	633	562	1,534	710
Infrastructure , transportation and telecom	293	1,620	1,198	823
Industries and services	852	972	912	996
Financial institutions and SMEs	509	658	720	301

Number of loan agreements	32	64	66	45

Loans disbursed, total	2,367	3,147	3,373	2,716

Repayments / prepayments	1,166	1,832	2,465	2,351

Loans outstanding and guarantees	18,263	17,232	16,640	15,627
Member countries	17,053	15,867	14,831	13,347
Non-member countries	1,349	1,504	1,948	2,396
Impairment provision	-139	-139	-139	-116

*	Unaudited figures, to be read in conjunction with NIB’s 2017 audited financial statements.

Mission fulfilment

Projects financed by the Bank through loans are expected to contribute to the Bank’s mission of improving productivity and the environment in the Nordic–Baltic countries. Before approval is given in each individual case, all eligible projects are scrutinised and rated against the criteria developed based on the Bank’s mission. In the eight-month period that ended on 31 August 2018, loans achieving a “good” or “excellent” mandate rating accounted for 88% of the total amount of loans agreed.

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Nordic Investment Bank	Interim Management Statement January–August 2018

Mandate rating for agreed loans

(Excluding lending green bond purchases)

Funding

The Bank expects to fund between EUR 6.5 billion and EUR 7.5 billion during 2018. The strategy for 2018 is to complete two or three benchmark transactions in US dollars and euros, complemented by other public and private issues, to maintain a diversified portfolio of currencies and a global investor base. In addition, NIB’s aim is to continue issuing NIB Environmental Bonds. By the end of August, the Bank had raised EUR 6.2 billion (January–August 2017: EUR 4.0 billion) in new funding through 54 new issues. The increase in funding requirements is a result of increased loan disbursements and collateral requirements due to two way CSAs.

On 1 February, the Bank issued its first global USD benchmark of the year, a 3-year USD 1 billion issue. On 19 July 2018, the second global benchmark of the year was issued, a 5-year USD 1 billion issue.

On 24 April, the Bank brought to the market its first environmental bond of the year, a new 7.5-year, EUR 500 million transaction.

During the period, NIB issued a total of GBP 750 million with maturity in 2022 and 2023, a new five-year NZD 400 million bond, which was increased by NZD 375 million to total NZD 775 million and an AUD 50 million transaction that matures in 2028.

In addition a two-year USD 500 million fixed transaction was issued and a three-year USD 500 million floating rate notes that matures in 2021, were issued. The Bank also increased outstanding transactions and issued new private placements in BRL, USD, EUR, HKD, INR, MXN, NOK, SEK, and TRY.

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Nordic Investment Bank	Interim Management Statement January–August 2018

Debt development during 2018

in EUR millions

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Nordic Investment Bank	Interim Management Statement January–August 2018

Statement of comprehensive income

EUR 1,000	Jan-Aug 2018*	Jan-Aug 2017*	Jan-Dec 2017
Interest income	208,303	202,389	300,116
Interest expense	-59,244	-41,863	-61,793

Net interest income	149,059	160,526	238,323

Commission income and fees received	8,343	4,975	8,536
Commission expense and fees paid	-1,920	-1,998	-2,574

Net fee and commission income	6,423	2,977	5,963

Net profit/loss on financial operations	-3,179	15,027	17,563
Foreign exchange gains and losses	-19	-481	-616

Total operating income	152,284	178,049	261,233

Expenses
General administrative expenses
Personnel expenses	-19,081	-19,519	-30,774
Other administrative expenses	-7,601	-8,124	-12,424
Depreciation	-1,317	-1,238	-1,675

Total operating expenses	-27,999	-28,881	-44,873

Profit before loan losses	124,285	149,168	216,359
Net loan losses	4,674	10,727	-5,378

Net profit for the period	128,959	159,896	210,981

Other comprehensive income
Items that will not be reclassified to income statement
Valuation of cross currency basis spread	-4,450	14,447	25,167

Total other comprehensive income	-4,450	14,447	25,167

Total comprehensive income	124,509	174,342	236,148

*	Unaudited figures, to be read in conjunction with NIB’s audited financial statements for 2017.

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Nordic Investment Bank	Interim Management Statement January–August 2018

Statement of financial position

EUR 1,000	31 Aug 2018*	31 Aug 2017*	31 Dec 2017
ASSETS
Cash and cash equivalents	6,004,203	3,340,509	4,736,109
Financial placements
Placements with credit institutions	9,021	8,771	8,771
Debt securities	6,441,211	6,423,279	6,594,935
Other	16,443	14,254	16,395

	6,466,675	6,446,304	6,620,101
Loans outstanding	18,263,372	17,127,283	17,231,623
Intangible assets	7,681	4,022	5,320
Tangible assets, property and equipment	30,842	28,922	30,286
Other assets
Derivatives	1,046,476	1,115,858	1,027,915
Other assets	4,551	19,995	29,399

	1,051,027	1,135,853	1,057,314
Accrued interest and fees receivable	276,627	255,498	272,045

TOTAL ASSETS	32,100,428	28,338,391	29,952,798

LIABILITIES AND EQUITY
Liabilities
Short-term amounts owed to credit institutions	545,141	516,953	562,823
Long-term amounts owed to credit institutions	9,486	17,327	17,327

	554,627	534,280	580,150
Repurchase agreements	—	—	99,490
Debts evidenced by certificates
Debt securities issued	25,602,532	22,651,354	23,934,066
Other debt	75,695	66,950	65,688

	25,678,227	22,718,304	23,999,754
Other liabilities
Derivatives	1,919,723	1,506,119	1,597,451
Other liabilities	228,022	11,967	10,190

	2,147,745	1,518,086	1,607,641
Accrued interest and fees payable	196,935	173,275	209,511

Total liabilities	28,577,533	24,943,944	26,496,545

Equity	3,522,894	3,394,447	3,456,253

TOTAL LIABILITIES AND EQUITY	32,100,428	28,338,391	29,952,798

*	Unaudited figures, to be read in conjunction with NIB’s audited financial statements for 2017.

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Nordic Investment Bank	Interim Management Statement January–August 2018

Statement of changes in equity

EUR 1,000	Paid-in capital	Statutory Reserve	General Credit Risk Fund	Special Credit Risk Fund PIL	Funds available for appropriation	Hedging Reserve	Total
Equity at 31 December 2016	418,602	686,325	1,540,651	445,919	211,810	-28,202	3,275,105

Profit for the period	—	—	—	—	159,896	—	159,896
Other comprehensive income	—	—	—	—	—	14,447	14,447

Total comprehensive income	0	0	0	0	159,896	14,447	174,342

Transaction with owners in their capacity as owners
Appropriations between reserve funds	—	—	156,810	—	-156,810	—	0
Dividends					-55,000		-55,000

Equity at 31 August 2017	418,602	686,325	1,697,461	445,919	159,896	-13,755	3,394,447

Profit for the period					51,085		51,085
Other comprehensive income						10,720	10,720

Total comprehensive income	0	0	0	0	51,085	10,720	61,805

Equity at 31 December 2017	418,602	686,325	1,697,461	445,919	210,981	-3,035	3,456,253

Adoption of IFRS 9	—	—	—	—	-2,867	—	-2,867

Equity at 1 January 2018	418,602	686,325	1,697,461	445,919	208,114	-3,035	3,453,386

Profit for the period	—	—	—	—	128,959	—	128,959
Other comprehensive income		—	—	—	—	-4,450	-4,450

Total comprehensive income	0	0	0	0	128,959	-4,450	124,509

Transaction with owners in their capacity as owners
Appropriations between reserve funds	—	—	155,981	—	-155,981	—	0
Dividends	—	—	—	—	-55,000	—	-55,000

Equity at 31 August 2018	418,602	686,325	1,853,442	445,919	126,092	-7,485	3,522,894

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Nordic Investment Bank	Interim Management Statement January–August 2018

Cash flow statement

EUR 1,000	Jan-Aug 2018*	Jan-Aug 2017*	Jan-Dec 2017
Cash flows from operating activities
Net profit for the period	128,959	159,896	210,981

Adjustments:
Unrealised gains/losses of financial assets held at fair value	-20,298	-9,394	-15,434
ECL non-lending activities	-26	—	—
Depreciation and write-down in value of tangible and intangible assets	1,317	1,238	1,675
Change in accrued interest and fees (assets)	-4,585	29,854	13,308
Change in accrued interest and fees (liabilities)	-12,576	-38,019	-1,783
Net loan losses (ECL lending activities)	-4,674	-10,727	5,378
Adjustment to hedge accounting	19,939	-606	5,927
Other adjustments to the period´s profit	3,835	-122	2,581

Adjustments, total	-17,068	-27,777	11,653

Lending
Disbursements of loans	-2,366,580	-1,813,276	-3,146,630
Repayments of loans	1,135,633	1,004,340	1,831,788
Capitalisations, redenominations, index adjustments, etc.	247	80	-558

Lending, total	-1,230,700	-808,856	-1,315,399

Cash flows from operating activities, total	-1,118,810	-676,737	-1,092,765

Cash flows from investing activities
Placements and debt securities
Purchase of debt securities	-1,459,042	-1,339,955	-2,229,069
Sold and matured debt securities	1,619,991	1,361,204	2,034,312
Placements with credit institutions	-250	—	—
Other financial placements	—	2,312	3,000

Placements and debt securities, total	160,700	23,561	-191,757

Other items
Acquisition of intangible assets	-2,361	-3,084	-4,382
Acquisition of tangible assets	-1,873	-3,437	-5,239
Change in other assets	23,699	-6,492	-16,461

Other items, total	19,465	-13,013	-26,082

Cash flows from investing activities, total	180,165	10,548	-217,839
Cash flows from financing activities
Debts evidenced by certificates
Issues of new debt	6,161,532	4,027,428	5,942,745
Redemptions	-3,956,684	-3,691,128	-3,753,856

Debts evidenced by certificates, total	2,204,848	336,299	2,188,889

Other items
Long-term placements from credit institutions	-7,842	-645	-645
Change in swap receivables	-51,169	1,029,728	1,056,858
Change in swap payables	194,579	189,316	256,161
Change in other liabilities	216,698	612	-3,711
Dividend paid	-55,000	-55,000	-55,000

Other items, total	297,267	1,164,010	1,253,662

Cash flows from financing activities, total	2,502,115	1,500,309	3,442,551

CHANGE IN CASH AND CASH EQUIVALENTS, NET	1,563,470	834,121	2,131,948

Opening balance for cash and cash equivalents, net	4,073,797	3,144,987	3,144,987

Exchange rate adjustments	-178,205	-1,155,552	-1,203,138

Closing balance for cash and cash equivalents, net	5,459,062	2,823,556	4,073,797

Additional information to the statement of cash flows
Interest income received	203,720	232,243	313,424
Interest expense paid	-71,820	-79,882	-63,576

*	Unaudited figures, to be read in conjunction with NIB’s audited financial statements for 2017.

The cash flow statement has been prepared using the indirect method and cash flow items cannot be directly concluded from the statements of financial positions.

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Nordic Investment Bank	Interim Management Statement January–August 2018

Note 1 - Net interest income

EUR 1,000	Jan-Aug 2018	Jan-Aug 2017	Jan-Dec 2017
Cash and cash equivalents	-6,037	-9,128	-14,125
Placements with credit institutions for more than 6 months	-59	-38	-57
Debt securities	40,852	43,154	63,490
Loans outstanding	173,547	168,040	250,412
Other interest income	0	361	395

Total interest income	208,303	202,389	300,116

Short-term amounts owed to credit institutions	489	1,467	2,183
Long-term amounts owed to credit institutions	54	50	84
Short-term repurchase agreements	279	—	29
Debts evidenced by certificates	-385,966	-355,047	-536,487
Swap contracts and other interest expenses, net	325,901	311,667	472,398

Total interest expense	-59,244	-41,863	-61,793

Net interest income	149,059	160,526	238,323

Note 2 - Net profit on financial operations
EUR 1,000	Jan-Aug 2018	Jan-Aug 2017	Jan-Dec 2017
Financial instruments held at fair value, realised gains and losses	2,229	5,275	4,591
Financial instruments held at fair value, unrealised gains and losses	14,301	8,863	16,191
Financial instruments held at amortised cost, realised gains and losses	154	184	184
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	-19,939	606	-5,927
Repurchase of NIB bonds, other items	76	99	2,525

Net profit on financial operations	-3,179	15,027	17,563

Note 3 - Adoption of IFRS 9—expected credit loss

IFRS 9 ‘Financial Instruments’ has been issued in phases over a number of years with entities allowed to adopt the various versions of the standard or wait until the final version was published. The first phases covered “classification and measurement” and “hedge accounting”, which the Bank adopted in 2011. In July 2014, the IASB issued the final version of IFRS 9, adding “impairment” and amending previous versions, with the most significant amendment being the introduction of a new asset classification: “Fair value through other comprehensive income”.

The Bank adopted IFRS 9 as issued by the IASB in July 2014, on 1 January 2018. As the Bank had earlier adopted the previous versions of IFRS 9, the changes were limited to new rules on impairment and the new asset classification.

Classification and measurement—The standard introduces a new financial asset classification type: “fair value through other comprehensive income” (FVOCI) for financial assets held in a business model that has the objective of holding assets to collect contractual cash flows and to sell financial assets. The cash flows consist solely of payments of principal and interest on the principal amount outstanding (“SPPI”). NIB currently does not record any assets in this asset classification.

Impairment—The new impairment requirements are based on an expected credit loss (ECL) model and replaced the current incurred loss model. The expected credit loss model applies to financial assets recorded at amortised cost or at FVOCI, such as loans, debt securities and most loan commitments and financial guarantee contracts. The Bank is required to recognise an allowance for either 12-month or lifetime ECLs,

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Nordic Investment Bank	Interim Management Statement January–August 2018

depending on whether there has been a significant increase in credit risk since initial recognition. The measurement of ECLs reflects a probability-weighted outcome, the time value of money and the best available forward-looking information. The new model incorporates forward-looking information through the inclusion of macroeconomic factors. Further explanations of inputs, assumptions and techniques used in estimating the ECL will be disclosed in the 2018 annual financial statements. The adoption of the new impairment model resulted in a decrease in equity of EUR 2.9 million on 1 January 2018.

Expected credit loss provision EUR 1,000	Stage 1	Stage 2	Stage 3	Collective & Individual	Total
Balance at 31 December 2017	—	—	—	138,842	138,842
Adoption of IFRS 9	25,224	23,291	93,194	-138,842	2,867

Balance at 1 January 2018	25,224	23,291	93,194	0	141,709
Transfer to Stage 1	3,687	-3,687	—	—	0
Transfer to Stage 2	-2,552	2,552	—	—	0
Transfer to Stage 3	—	—	—	—	0
New assets originated or purchased	4,449	54	—	—	4,503
Amortisations and repayments	-2,622	-1,931	—	—	-4,553
Impact of re-measurement on existing assets	-1,479	-5,640	2,469	—	-4,650
Foreign exchange adjustments and other changes	—	—	1,575	—	1,575

Net change in period	1,482	-8,651	4,044	0	-3,125

Balance at 31 August 2018	26,706	14,639	97,239	0	138,584

Expected credit loss income statement EUR 1,000
Net result on financial operations					26
Net loan losses					4,674
Foreign exchange gains and losses					-1,575

Total gain recognised in income statement during period					3,125

Assets subject to expected credit loss EUR 1,000		Stage 1	Stage 2	Stage 3	Total
Exposure at 1 January 2018		21,762,796	853,192	100,036	22,716,024
Transfer to Stage 1		169,976	-169,976	—	0
Transfer to Stage 2		-152,669	152,669	—	0
Transfer to Stage 3		—	—	—	0
New assets originated or purchased		3,797,133	1,722	—	3,798,855
Amortisations and repayments		-3,152,931	-122,200	—	-3,275,131
Foreign exchange adjustments and other changes		-157,111	10,454	2,206	-144,452

Exposure at 31 August 2018		22,267,194	725,861	102,242	23,095,296

Exposure by asset type
Loans outstanding					17,924,030
Loan commitments					2,329,434
Treasury assets at amortised cost					2,841,832

Total exposure at 31 August 2018					23,095,296

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Nordic Investment Bank	Interim Management Statement January–August 2018

Note 4 - Basis of preparation

This unaudited Interim Management Statement is not presented in accordance with IAS 34 Interim Financial Reporting, as this statement excludes a number of disclosures. The accounting policies and methods of computation are largely the same as described in Note 1 to the Financial Report 2017, with the exception of IFRS 9, as described on the previous pages 14 and 15.

Ratio definitions

Equity / total assets =	Total equity at reporting date Total assets at reporting date

Profit / average equity =	Annualised profit for the period Average equity for the period

Cost / income =	Total operating expenses for the period Total operating income for the period

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